UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C

FORM 11-K

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 001-34762

First Financial Bancorp. 401(k) Savings Plan
255 East Fifth Street, Suite 700
Cincinnati, OH 45202
(Full title of the plan and the address of the plan)

First Financial Bancorp.
255 East Fifth Street, Suite 700
Cincinnati, OH 45202
(Name and address of principal executive offices of the issuer of the securities)

Financial Statements and Supplemental Schedule

First Financial Bancorp. 401(k) Savings Plan

Years ended December 31, 2015 and 2014
with Reports of Independent Registered Public Accounting Firms

First Financial Bancorp. 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2015 and 2014

Contents

Reports of Independent Registered Public Accounting Firms	1

Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule
Schedule H, line 4i-Schedule of Assets (Held at End of Year)	11

Reports of Independent Registered Public Accounting Firms

Plan Administrator
First Financial Bancorp 401(k) Savings Plan
Cincinnati, OH

We have audited the accompanying statement of net assets available for benefits of First Financial Bancorp 401(k) Savings Plan as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of First Financial Bancorp 401(k) Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

South Bend, Indiana
June 20, 2016

Reports of Independent Registered Public Accounting Firms

The Board of Directors and Plan Participants
First Financial Bancorp

We have audited the accompanying statement of net assets available for benefits of First Financial Bancorp. 401(k) Savings Plan (the Plan) as of December 31, 2014. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of First Financial Bancorp. 401(k) Savings Plan at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cincinnati, Ohio
June 20, 2016

First Financial Bancorp. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014

Assets
Investments - at fair value:
Money market funds	$2,568	$13,197
First Financial Bancorp. common stock	8,400,077	9,195,761
Mutual funds	45,129,625	44,033,310
Common collective trusts	4,692,760	4,744,503
Total investments	58,225,030	57,986,771
Receivables:
Interest and dividends	75,678	79,192
Participant contributions	201,334	239,201
Notes receivable from participants	717,257	634,462
Net assets available for benefits	$59,219,299	$58,939,626

See accompanying Notes to Financial Statements.

First Financial Bancorp. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2015

Additions:
Investment income:
Net depreciation in fair value of investments	$(4,626,790)
Interest and dividends	3,525,935
(1,100,855)
Interest income on notes receivable from participants	25,852
Total investment income	(1,075,003)

Contributions:
Participants	5,348,401
Rollovers	1,722,224
Total contributions	7,070,625
Total additions	5,995,622

Deductions:
Benefit payments	(5,594,102)
Other deductions	(121,847)
Total deductions	(5,715,949)

Net increase	279,673

Net assets available for benefits beginning of year	58,939,626
Net assets available for benefits end of year	$59,219,299

See accompanying Notes to Financial Statements.

First Financial Bancorp. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015

NOTE 1: DESCRIPTION OF THE PLAN

The following brief description of the First Financial Bancorp. 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description (the Plan Document) for more information.

First Financial Bancorp. (the Plan Sponsor, the Plan Administrator, or the Company) is the sponsor and administrator of the Plan.

General. The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code (the Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all associates of the Plan Sponsor and its affiliates. There is no age requirement to participate in the Plan. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants' discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Participating Corporations. The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those associates which the Plan determines to be eligible.

Contributions. Participants may elect to make contributions to the Plan on both a before-tax and/or after-tax basis. Participant contributions may not exceed 50% of a participant's eligible annual compensation on a before-tax basis and are subject to Internal Revenue Service (IRS) limitations.

Employer contributions to the Plan are discretionary based on the Company's performance, up to a maximum of 3% of participants' eligible annual compensation. Employer contributions, if applicable, are determined in the first quarter of the subsequent year. Participants designate where contributions are invested and employer contributions fully vest upon contribution to the Plan. There were no employer contributions made for 2015.

Participant Loans. Participants may borrow any amount up to the lesser of $50,000 or 50% of their vested account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. Participant loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the date of issuance. Repayment of loans must be made at least quarterly, on an after-tax basis, in level payments of principal and interest over a time period not to exceed 5 years. If the loan is not repaid, it may be considered in default and a distribution to the participant.

Benefit Payments. Participants may elect an in-service, non-hardship distribution comprised of the participants' after-tax contributions and rollover accounts as well as the earnings on these accounts. Active participants may withdraw before-tax contributions only if the participant can prove “financial hardship” as defined by the Plan Document. Any distribution of before-tax funds results in a six month suspension from participation in the Plan. Earnings on the participants' before-tax contributions are not eligible for distribution prior to termination or retirement.

First Financial Bancorp. 401(k) Savings Plan

Notes to Financial Statements (continued)

Active participants, upon or after attainment of age 59 ½, may elect an in-service, non-hardship distribution of all, or a portion of, their vested account balance.

Benefits are recorded when paid.

Administrative and Investment Management Expenses. Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in net appreciation (depreciation) in fair value of investments.

Participant Accounts. Each participant's account is credited with the participant's contributions and the Company's contributions (if applicable), as well as allocations of Plan earnings. Participant accounts are charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

Plan Termination. Although the Plan Sponsor has not expressed any intention to do so, it has the right to terminate the Plan at any time, subject to provisions set forth in ERISA. In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

Risks and Uncertainties. The Plan invests in various investments. Investments are exposed to risk, such as changes in interest rates, market volatility and credit risk. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual realized amounts could differ materially from those estimates.

Valuation of Investments and Income Recognition. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). Security transactions are recorded on the trade date, interest income is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments held during the year. See Note 4 - Fair Value Measurements for further discussion and disclosures related to fair value measurements.

Notes Receivable from Participants. Notes receivable from participants represent participant loans that are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses when incurred.

NOTE 3: RECENTLY ADOPTED AND ISSUED ACCOUNTING STANDARDS

In May 2015, the FASB issued an update (ASU 2015-07, Fair Value Measurement-Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)) that requires investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy.
The provisions of this update become effective for interim and annual periods after December 15, 2015, with early adoption permitted, and require retrospective application to all periods presented. The Company early-adopted this guidance in 2015.

First Financial Bancorp. 401(k) Savings Plan

Notes to Financial Statements (continued)

The change in presentation had no effect on the Plan's net assets available for benefits or changes therein. See Note 4 - Fair Value Measurements for further detail.

In July 2015, the FASB issued an update (ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans and Health and Welfare Benefit Plans) which eliminates requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts (FBRICs) and provide the related fair value disclosures. This update clarifies that a plan's investments in stable value funds are not FBRICs and should be measured and presented only at fair value. The ASU also requires plans to only disaggregate the investments they measure at fair value by general type (e.g., common stock, corporate bonds, mutual funds, self-directed brokerage accounts), rather than also by class, either on the face of the financial statements or in the notes to the financial statements. Further, the ASU eliminates the required disclosure of the net appreciation/depreciation in fair value of investments by general type and individual investments equal to or greater than 5% of net assets available for benefits.  Finally, the update allows a plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments and investment-related accounts using the month-end closest to its fiscal year end. The provisions of this update become effective for interim and annual periods after December 15, 2015, with early adoption permitted, and require retrospective application to all periods presented. The Company early-adopted this guidance in 2015. Investments in common collective trusts at fair value at December 31, 2014 was reduced by $80,654 from the previously reported amount and the adjustment from fair value to contract value was eliminated, resulting in $4,744,503 of investments in common collective trusts at fair value at December 31, 2014. The change in presentation had no effect on the Plan's net assets available for benefits or changes therein. See the Statement of Net Assets Available for Benefits and Note 4 - Fair Value Measurements for further discussion and disclosures related to fair value measurements.

NOTE 4: FAIR VALUE MEASUREMENTS

The fair value framework as disclosed in the Fair Value Measurements and Disclosure Topic of FASB ASC Topic 820, (Fair Value Topic) includes a hierarchy which focuses on prioritizing the inputs used in valuation techniques.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), a lower priority to observable inputs other than quoted prices in active markets for identical assets and liabilities (Level 2) and the lowest priority to unobservable inputs (Level 3).  When determining the fair value measurements for assets and liabilities, the Company looks to active markets to price identical assets or liabilities whenever possible and classifies such items in Level 1.  When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities and classifies such items as Level 2.  Certain assets and liabilities are not actively traded in observable markets and the Company must use alternative techniques, based on unobservable inputs, to determine the fair value and classifies such items as Level 3. The level within the fair value hierarchy is based on the lowest level of input that is significant in the fair value measurement.
The following methods, assumptions and valuation techniques were used by the Company to measure different financial assets and liabilities at fair value and in estimating its fair value disclosures for financial instruments.
Money market funds. The carrying amounts reported in the Statements of Net Assets Available for Benefits for money market funds approximated the fair value of those instruments (Level 1 inputs).
Equity securities-common stock. Investments valued at the closing price reported on the active market on which the individual securities are traded (Level 1 inputs).
Common collective trust funds. Stable value collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
Mutual funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission and are valued at the daily closing price as reported by the fund. These funds are required to publish

First Financial Bancorp. 401(k) Savings Plan

Notes to Financial Statements (continued)

their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (Level 1 inputs).
The Company utilizes values provided by third-party pricing vendors to price investment securities in accordance with the fair value hierarchy of the Fair Value Topic and reviews the pricing methodologies utilized by the pricing vendors to ensure that the fair value determination is consistent with the applicable accounting guidance.  The Company’s pricing process includes a series of quality assurance activities where prices are compared to recent market conditions, historical prices and other independent pricing services.  Further, the Company periodically validates the fair values of a sample of securities in the portfolio by comparing the fair values to prices from other independent sources for the same or similar securities.  The Company analyzes unusual or significant variances, conducts additional research with the pricing vendor, and if necessary, takes appropriate action based on its findings.  The results of the quality assurance process are incorporated into the selection of pricing providers by the portfolio manager.
Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value as presented in the Statement of Net Assets Available for Benefits.
The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015 and December 31, 2014, respectively.

	Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Money market funds	$2,568	$—	$—	$2,568
First Financial Bancorp. common stock	8,400,077	—	—	8,400,077
Mutual funds	45,129,625	—	—	45,129,625
Total assets in fair value hierarchy	53,532,270	—	—	53,532,270
Common and collective trusts	—	—	—	4,692,760
Investments at fair value	$53,532,270	$—	$—	$58,225,030

	Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Money market funds	$13,197	$—	$—	$13,197
First Financial Bancorp. common stock	9,195,761	—	—	9,195,761
Mutual funds	44,033,310	—	—	44,033,310
Total assets in fair value hierarchy	53,242,268	—	—	53,242,268
Common and collective trusts	—	—	—	4,744,503
Investments at fair value	$53,242,268	$—	$—	$57,986,771

NOTE 5: INCOME TAX STATUS

The IRS issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. In accordance with Revenue Procedures 2014-06 and 2011-49, the Plan Administrator has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its

First Financial Bancorp. 401(k) Savings Plan

Notes to Financial Statements (continued)

qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 6: TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain administrative and service fees are paid by the Plan Sponsor. The Plan is not charged for administrative services performed on its behalf by the Plan Sponsor.

The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however they are exempt from the prohibited transactions rules under ERISA. The Plan received $307,763 in common stock dividends from the Plan Sponsor during 2015. As of December 31, 2015, the Plan held 464,863 shares of the Company's common stock with a fair value of $8,400,077.

NOTE 7: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Form 5500:

	December 31,
	2015	2014

Net assets available for benefits per the financial statements	$59,219,299	$58,939,626
Add: Adjustment from fair value to contract value
for fully benefit-responsive contracts	—	80,654
Less: Amounts allocated to withdraw participant funds	2,418	13,009
Net assets available for benefits per the Form 5500	$59,216,881	$59,007,271

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2015

Net increase in net assets available for benefits per the financial statements	$279,673
Change in benefits payable to participants	10,591
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(80,654)
Net income per the Form 5500	$209,610

Supplemental Schedule

First Financial Bancorp. 401(k) Savings Plan
EIN 31-1042001/Plan 002
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

	Description of	Current
Identity of Issuer	Investment	Value

Money market fund-
Blackrock	2,568 shares of BIF money fund	$2,568

Common stock-
First Financial Bancorp.*	464,863 shares of common stock	8,400,077

Common and collective trusts
Invesco	4,692,760 units of Stable Value Retirement Trust	4,692,760

Mutual funds:
AllianceBernstein	27,782 shares of Large Cap Growth Fund	1,125,165
Blackrock	390,662 shares of Global Allocation Fund	7,004,573
Blackrock	33,677 shares of S&P 500 Stock Fund	8,234,731
Dreyfus	74,423 shares of Opportunistic Mid Cap Value Fund	2,160,505
Hartford Mutual Funds	85,457 shares of Small Cap Growth Fund	4,012,204
Invesco	278,401 shares of Diversified Dividend Fund	4,894,293
Janus	10,125 shares of Enterprise Fund	875,509
JPMorgan	502,313 shares of Core Plus Bond Fund	4,048,646
JPMorgan	6,590 shares of Undiscovered Managers Behavioral Fund	363,350
JPMorgan	99,894 shares of US Equity Fund	1,379,535
Lazard	62,569 shares of Emerging Markets Fund	840,927
Loomis Sayles	58,806 shares of Strategic Income Fund	802,709
Lord Abbett	65,795 shares of International Opportunities Fund	1,101,417
Nationwide	48,840 shares of Mid Cap Market Index Fund	776,558
OppenheimerFunds	61,627 shares of International Growth Fund	2,211,791
Principal Funds	37,935 shares of Small Cap Fund	777,296
Franklin Templeton Investments	91,085 shares of Global Bond Fund	1,050,205
Franklin Templeton Investments	113,703 shares of Foreign Equity Fund	2,166,050
Victory	42,872 shares of Established Value Fund	1,304,161
Total mutual funds		45,129,625
Total investments		58,225,030

Participant loans*	Principal loan amount, interest rate of 4.25% with varied
	maturities from March 29, 2016 to December 11, 2020	717,257

Total assets		$58,942,287

* Represents a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP.
401(k) SAVINGS PLAN

Date: June 20, 2016	By:	/s/ Alisa E. Poe
Alisa E. Poe
Executive Vice President and Chief of Staff

/s/ John M. Gavigan
John M. Gavigan
Senior Vice President and Chief Financial Officer